Delisting Determination,The Nasdaq Stock Market, LLC,
January 21, 2011, Helicos BioSciences Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Helicos BioSciences Corporation
(the Company), effective at the opening of the trading session on January 31, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(a)(1). The Company was notified of the Staffs determinations on October 12, 2010.
The Company requested a review of
the Staffs determination before the Listing Qualifications
Hearings Panel, but before the scheduled hearing took place, withdrew its request for an appeal. The staffs determinations became final on November 12, 2010 and trading in the Companys securities was suspended on November 16, 2010.